

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 10, 2010

Via U.S. Mail and Facsimile (212) 846-1640

Mr. Thomas E. Dooley
Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, New York 10036

     Re: **Viacom Inc.**
               Form 10-K for fiscal year ended December 31, 2009
               Filed February 11, 2010
               File No. 001-32686

               Definitive Proxy Statement filed on Schedule 14A
               Filed on April 16, 2010
               File No. 001-32686

Dear Mr. Dooley:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition, page 34

1. In future filings, please provide disclosure related to revenues generated by geographic area. We note revenues by geographic area disclosure in the Company's Management's Discussion and Analysis section of your Form 10-K for fiscal year ended December 31, 2008. We believe this disclosure is important given the percentage of revenues generated internationally by the company. For example, we note 29% of the Company's total consolidated revenues were generated internationally in 2008.

<u>Definitive Proxy Statement filed on Schedule 14A</u>

<u>Board Structure, page 11</u>

2. In future filings, please indicate why the company has determined that its current board leadership structure is appropriate given the specific circumstances of the Company. Refer to Item 407(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director